SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                 Amendment No. 4

   INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO RULE 13d-1(a) AND
             AMENDMENTS THERETO FILED TO PURSUANT TO RULE 13d-2(a)

                                   TEFRON LTD.
             ------------------------------------------------------
                                (Name of Issuer)

                  Ordinary Shares, par value NIS 1.0 per share
             ------------------------------------------------------
                         (Title of Class of Securities)

                                   M87482-10-1
             ------------------------------------------------------
                                 (CUSIP Number)

                                  Arie Wolfson
                                 c/o Tefron Ltd.
                                 28 Chida Street
                             Bnei-Brak 51371, Israel
                               011-972-3-579-8701
             ------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  Aug 10, 2006
             ------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement in Schedule 13G to report the acquisition that is the subject of this Schedule 13D , and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

Note. Schedules filed in paper format shall include signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Arwol Holdings Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)          [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     ISRAEL
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        971,282
                   -------------------------------------------------------------
   NUMBER OF       8    SHARED VOTING POWER
     SHARES             7,465,595(1)
  BENEFICIALLY     -------------------------------------------------------------
 OWNED BY EACH     9    SOLE DISPOSITIVE POWER
   REPORTING            971,282
  PERSON WITH      -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        2,852,510(2)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,823,792
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     18.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

     (1) Represents (i) 2,852,510 Ordinary Shares beneficially owned by Macpell Industries Ltd. ("Macpell"), an Israeli company in which the Reporting Person held, as of Aug 17, 2006, approximately 27.8% of the issued and outstanding share capital. The Reporting Person may be deemed to have voting power with respect to the Ordinary Shares held by Macpell due to a certain agreement among Mr. Arie Wolfson ("Wolfson"), who holds 100% of the issued share capital of the Reporting Person, any company controlled by Wolfson and other parties, with respect to the voting of the ordinary shares of Macpell held by the parties to such agreement (the "Macpell Voting Agreement"); and (ii) 4,613,085 Ordinary Shares beneficially owned by Norfet, Limited Partnership ("Norfet"), with respect to which the Reporting Person may be deemed to have shared voting power pursuant to a certain provision included in an agreement dated February 17, 2004 among the Reporting Person, Macpell and Norfet (the "Norfet Agreement").

     (2) Represents Ordinary Shares beneficially owned by Macpell, which the Reporting Person may be deemed to beneficially own due to its 27.8% beneficial interest in Macpell. The Reporting Person may be deemed to have shared dispositive power also with respect to 4,613,085 Ordinary Shares beneficially owned by Norfet by virtue of certain drag-along provisions included in the Norfet Agreement (See Item 6 of this report). The Reporting Person disclaims shared dispositive power with respect to such Ordinary Shares.

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Arie Wolfson
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)          [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     ISRAEL
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        971,382(1)
                   -------------------------------------------------------------
   NUMBER OF       8    SHARED VOTING POWER
     SHARES             7,465,595(2)
  BENEFICIALLY     -------------------------------------------------------------
 OWNED BY EACH     9    SOLE DISPOSITIVE POWER
   REPORTING            971,382(1)
  PERSON WITH      -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        2,852,510(3)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,823,892
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     18.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

     (1) Includes (i) 971,282 Ordinary Shares held by Arwol Holdings Ltd. ("Arwol"), in which the Reporting Person holds 100% of the issued and outstanding share capital.

     (2) Represents (i) 2,852,510 Ordinary Shares beneficially owned by Macpell, in which Arwol (which is wholly-owned by the Reporting Person) held, as of Aug 17, 2006, approximately 27.8% of the issued and outstanding share capital. The Reporting Person may be deemed to have voting power with respect to the Ordinary Shares held by Macpell due to the Macpell Voting Agreement, to which the Reporting Person is a party; and (ii) 4,613,085 Ordinary Shares beneficially owned by Norfet, with respect to which Arwol (and through it the Reporting Person, who holds 100% of the issued and outstanding shares of Arwol) may have shared voting power pursuant to the Norfet Agreement, to which Arwol is a party.

     (3) Represents Ordinary Shares beneficially owned by Macpell, which the Reporting Person may be deemed to beneficially own due to his control of Arwol, which held, as of Aug 17, 2006, 27.8% of the issued share capital of Macpell.

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Riza Holdings Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)          [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     ISRAEL
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        -0-
                   -------------------------------------------------------------
   NUMBER OF       8    SHARED VOTING POWER
     SHARES             7,465,595(1)
  BENEFICIALLY     -------------------------------------------------------------
 OWNED BY EACH     9    SOLE DISPOSITIVE POWER
   REPORTING            -0-
  PERSON WITH      -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        2,852,510(2)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,852,510
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

     (1) Represents (i) 2,852,510 Ordinary Shares beneficially owned by Macpell, in which the Reporting Person held, as of Aug 17, 2006, approximately 25.0% of the issued and outstanding share capital. The Reporting Person may be deemed to have voting power with respect to the Ordinary Shares held by Macpell due to the Macpell Voting Agreement, to which the Reporting Person is a party; and (ii) 4,613,085 Ordinary Shares beneficially owned by Norfet, with respect to which the Reporting Person may be deemed to have shared voting power pursuant to the Norfet Agreement, to which Macpell (in which the Reporting Person holds 25.0% of the issued share capital) is a party.

     (2) Represents Ordinary Shares beneficially owned by Macpell, which the Reporting Person may be deemed to beneficially own by virtue of the Reporting Person's 25.0% interest in Macpell.

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Sigi Rabinowicz
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)          [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     BELGIUM
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        391,512(1)
                   -------------------------------------------------------------
   NUMBER OF       8    SHARED VOTING POWER
     SHARES             7,465,595(2)
  BENEFICIALLY     -------------------------------------------------------------
 OWNED BY EACH     9    SOLE DISPOSITIVE POWER
   REPORTING            391,512(1)
  PERSON WITH      -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        2,852,510(3)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,244,022
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     15.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

     (1) Represents Ordinary Shares underlying currently exercisable options.

     (2) Represents (i) 2,852,510 Ordinary Shares beneficially owned by Macpell, in which the Reporting Person held, as of Aug 17, 2006 (through the Reporting Person's control of Riza Holdings Ltd. ("Riza")), approximately 25.0% of the issued and outstanding share capital. The Reporting Person may be deemed to have voting power with respect to the Ordinary Shares held by Macpell due to the Macpell Voting Agreement, to which the Reporting Person and Riza are parties; and (ii) 4,613,085 Ordinary Shares beneficially owned by Norfet, with respect to which the Reporting Person may be deemed to have shared voting power pursuant to the Norfet Agreement, to which Macpell (in which the Reporting Person holds a 25.0% interest through his control of Riza) is a party.

     (3) Represents Ordinary Shares beneficially owned by Macpell, which the Reporting Person may be deemed to beneficially own by virtue of the Reporting Person's control of Riza, which holds a 25.0% interest in Macpell.

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Macpell Industries Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)          [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     ISRAEL
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        2,852,510
                   -------------------------------------------------------------
   NUMBER OF       8    SHARED VOTING POWER
     SHARES             5,584,367(1)
  BENEFICIALLY     -------------------------------------------------------------
 OWNED BY EACH     9    SOLE DISPOSITIVE POWER
   REPORTING            2,852,510
  PERSON WITH      -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        0(2)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,852,510
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

     (1) Represents (i) 971,282 Ordinary Shares beneficially owned by Arwol and
(ii) 4,613,085 Ordinary Shares beneficially owned by Norfet. The Reporting Person may be deemed to have shared voting power with respect to such Ordinary Shares by virtue of being a party to the Macpell Voting Agreement, along with Arwol and Norfet.

     (2) The Reporting Person may be deemed to have shared dispositive power also with respect to 4,613,085 Ordinary Shares beneficially owned by Norfet by virtue of certain drag-along provisions included in the Norfet Agreement. The Reporting Person disclaims shared dispositive power with respect to such Ordinary Shares.

     This Amendment No. 4 (this "Amendment") to Schedule 13D, filed on February 17, 2000 and amended on March 15, 2000, July 6, 2000 and April 22, 2004 is hereby filed by the Reporting Persons with the Securities and Exchange Commission pursuant to Rule 13d-2 promulgated under the Exchange Act with respect to the Ordinary Shares, par value NIS 1.0 per share (the "Ordinary Shares"), of Tefron Ltd. ("Tefron"). In this Amendment, the Reporting Persons hereby amend and supplement Items 3, 4, 5, 6 and 7.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Macpell financed the Ordinary Shares acquired by it (as described in Item 4 below) through the use of personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

     Pursuant to certain adjustment provisions set forth in the Norfet Agreement, Arwol transferred to Norfet 106,908 Ordinary Shares on March 31, 2005.

     From April 4, 2005 through January 25, 2006 Macpell sold an aggregate of 144,600 Ordinary Shares in open market transactions at a weighted average price per share of $6.87.

     From August 2004 through October 2004, Macpell purchased an aggregate of 26,400 Ordinary Shares in open market transactions at a weighted average price per share of $4.1.

     In addition, in May 2006 Macpell sold 800,000 Ordinary Shares in a private transaction at a price per share of $11.99.

     In August 2006 Mr. Arie Wolfson Exercised 225,000 options into 225,000 Ordinary Shares, at an exercise price per option of $ 3.5 and sold the 225,000 Ordinary Shares in a private transaction at a price per share of $12.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

     (a) and (b). The information set forth or incorporated on pages 2-6 of this
Schedule 13D/A and in Item 4 above is hereby incorporated by reference. With respect to other arrangements between certain Reporting Persons and Norfet, see
Item 6.

     (c). Except as set forth in Item 4 above, to the best knowledge and belief of the Reporting Persons no transactions involving Ordinary Shares were effected during the past 60 days by any of the Reporting Persons or, with respect to the Reporting Persons that are entities, by any of their respective directors, executive officers or controlling persons.

     (d) Arwol, Macpell and Norfet have agreed to formulate a mutually agreeable dividend distribution policy for Tefron, which policy shall provide for the distribution of an annual amount, net after taxes (including withholding tax), of at least $2 million with respect to calendar year 2004, and at least $4.5 million, effective as of calendar year 2005, and they will utilize their best efforts to cause Tefron to adopt such policy, subject to: (a) the provisions of applicable law (including requirements of the New York Stock Exchange (the "NYSE")); (b) any undertaking and commitment made or to be made towards banks and other creditors; (c) the decision of the Board of Directors of Tefron, taking into account Tefron's financial needs, investments and all other relevant aspects.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to the terms of the Tefron Voting Agreement, Arwol, Macpell and Norfet have agreed, among other things, as follows:

          COMPOSITION OF THE BOARD OF DIRECTORS. Arwol, Macpell and Norfet agreed to vote all of the Ordinary Shares owned or controlled by each of them for the election to Tefron's Board of Directors of: (i) three members (of whom at least one will qualify as an "independent director" under the NYSE rules) and, subject to applicable law - one "external director" (as defined under the Israeli Companies Law), that shall be nominated by Norfet (one of whom shall be a woman), (ii) three members (of whom at least one will qualify as an independent director under the NYSE rules) and, subject to applicable law, one external director and financial expert, that shall be nominated by Arwol and Macpell, and (iii) the Company's chief executive officer.

          CHAIRMAN OF THE BOARD OF TEFRON. Subject to the provisions of applicable law, Arwol, Macpell and Norfet will endeavor to agree, prior to Tefron's first Annual General Meeting of Shareholders in calendar year 2005 (to be convened by no later than July 31, 2005), on the identity of the Chairman of the Board of Directors as of and following such shareholders meeting; PROVIDED, HOWEVER, that in the event they are unable to agree on the identity of the Chairman, each of Norfet, on the one hand, and Macpell and Arwol, on the other hand, will be entitled to designate the Chairman for an 18 month period, provided that Norfet will be the first to exercise such right commencing from Tefron's first Annual General Meeting of Shareholders in the year 2005.

          RIGHTS OF FIRST OFFER; TAG-ALONG. The Macpell Agreement contains provisions that require that if Arwol, Macpell or Norfet wishes to transfer Ordinary Shares to a third party, it must first make an offer to transfer the shares to the other parties, subject to certain exceptions. The agreement also gives the right to the offerees to sell certain of their Ordinary Shares to the proposed purchaser of the Ordinary Shares rather than accepting the offer from the transferor.

          DRAG ALONG RIGHTS. The Macpell Agreement contains provisions which provide that if any of Arwol, Macpell or Norfet secures a bona fide offer from any third party offeror to purchase all of the Ordinary Shares then held by such party, in cash or publicly traded securities, at a price per share (adjusted for allocation of dividend, bonus shares, splits etc.) of not less than $10 (provided that such price per share shall not be lower than 80% of the average of the closing prices of the Ordinary Shares on the NYSE over the consecutive 60 trading days immediately preceding such sale), and the offeror conditions its offer on the acquisition of all the Ordinary Shares held by the other two parties to the Macpell Agreement at such time, such other two parties will be required under certain conditions to sell all of the Ordinary Shares of the Company then held by them to such offeror, at the same price and upon the same terms and conditions as those to which the sale by the initiator is subject.

          MANAGEMENT FEE. Arwol, Macpell and Norfet agreed in the Macpell Agreement to vote all of the Ordinary Shares owned or controlled by them in order to cause Tefron (i) to pay Norfet (or any of its affiliates) certain management fees and (ii) as of the date on which Mr. Arie Wolfson no longer serves as the Chairman of Tefron's Board of Directors, to pay Mr. Wolfson or his designees for their services to Tefron certain management fees.

          TERM OF AGREEMENTS OF THE PARTIES. All agreements of Arwol, Macpell and Norfet described in this Item 6 and under Item 5(d) will remain in effect until April 22, 2009. Norfet will cease to have any rights under these agreements as of the first date on which it holds less than 10% of Tefron's issued share capital (on a non-diluted basis), and will cease to have any obligation under these agreements as of the first date on which Norfet holds less than 5% of Tefron's issued share capital (on a non-diluted basis). Each of Arwol and Macpell will cease to have any rights under such agreements as of the first date in which they hold (in the aggregate) less than 10% of Tefron's issued share capital (on a non-diluted basis), and each of Arwol and Macpell will cease to have any obligation under these agreements as of the first date on which such party holds less than 5% of Tefron's issued share capital (on a non-diluted basis).

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     The following documents are filed as exhibits to this Statement:

Exhibit A - Joint Filing Agreement.

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: Aug 21, 2006


                                                 ARWOL HOLDINGS LTD.

                                                 By: /s/ Arie Wolfson
                                                 ------------------------------
                                                 Arie Wolfson
                                                 Chairman and
                                                 Chief Executive Officer

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: Aug 21, 2006

                                                 /s/ Arie Wolfson
                                                 -------------------------------
                                                 Arie Wolfson

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: Aug 21, 2006

                                                 /s/ Sigi Rabinowicz
                                                 -------------------------------
                                                 Sigi Rabinowicz

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: Aug 21, 2006


                                                 RIZA HOLDINGS, LTD.

                                                 By: /s/ Sigi Rabinowicz
                                                 -------------------------------
                                                 Sigi Rabinowicz
                                                 Chief Executive Officer

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: Aug 21, 2006

                                                 MACPELL INDUSTRIES LTD.

                                                 By: /s/ Arie Wolfson
                                                 -------------------------------
                                                 Arie Wolfson
                                                 Chairman

                                                                       Exhibit A

                             JOINT FILING AGREEMENT

     The undersigned parties hereby agree that this Amendment No. 4 to Schedule 13D filed herewith relating to the Ordinary Shares, par value NIS 1.0 per share, of Tefron Ltd. is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(f) on behalf of each such person.

Date: Aug 21, 2006


                                         1)      ARWOL HOLDINGS LTD.

                                                 By: /s/ Arie Wolfson
                                                 -------------------------------
                                                 Arie Wolfson
                                                 Chairman and
                                                 Chief Executive Officer


                                         2)      /s/ Arie Wolfson
                                                 -------------------------------
                                                 Arie Wolfson


                                         3)      /s/ Sigi Rabinowicz
                                                 -------------------------------
                                                 Sigi Rabinowicz


                                         4)      RIZA HOLDINGS LTD.

                                                 By: /s/ Sigi Rabinowicz
                                                 -------------------------------
                                                 Sigi Rabinowicz
                                                 Chief Executive Officer


                                         5)      MACPELL INDUSTRIES LTD.

                                                 By: /s/ Arie Wolfson
                                                 -------------------------------
                                                 Arie Wolfson
                                                 Chairman